ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

October 15, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeffrey P. Riedler/ Johnny Gharib/ Bryan Pitko – Legal
Tabatha Akins/ Lisa Vanjoske – Accounting

Re:	Oxford Immunotec Global PLC
Confidential Draft Registration Statement on Form S-1
Submitted September 10, 2013
CIK No. 0001586049

Ladies and Gentlemen:

On behalf of Oxford Immunotec Global PLC (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, we are filing with the Securities and Exchange Commission (the “Commission”) via EDGAR a complete copy (including certain exhibits) of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). The Company confirms that as of the date of this letter it continues to be an “emerging growth company,” as defined in Section 2(a)(19) of the Securities Act. Please note that we are also submitting updates to the Company’s confidential treatment request as previously submitted on September 10, 2013.

This filing reflects revisions to the Registration Statement, as confidentially submitted to the Commission on September 10, 2013, in response to the comment letter dated October 7, 2013 from the Staff of the Commission, as well as certain other updated information.

For your convenience, the Company is supplementally providing to the Staff three (3) typeset copies of the Registration Statement, which have been marked to indicate the changes from the Registration Statement as previously submitted to the Commission on a confidential basis on September 10, 2013.

Securities and Exchange Commission	-2-	October 15, 2013

For reference purposes, the comments contained in the Staff’s letter dated October 7, 2013 are reproduced below in italics and the corresponding responses are shown below the comments. All references to page numbers in the Company’s responses are to the page numbers in the Registration Statement as filed today.

General

1. We note that you intend to seek confidential treatment for several of your exhibits. Please note that comments on your confidential treatment request will be sent under separate cover.

Response to Comment 1:

The Company acknowledges the Staff’s comment.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating in your offering.

Response to Comment 2:

In response to the Staff’s comment, the Company is supplementally providing to the Staff all such written communications under separate cover. The Company advises the Staff that, based upon information received from the underwriters, no research reports about the Company have been published or distributed in reliance on Section 2(a)(3) of the Securities Act of 1933 by any broker or dealer that is participating in the offering.

Prospectus Summary

Overview, page 1

3. We note the disclosure indicating your belief that the annual global market opportunity for T-SPOT.TB is well in excess of $1 billion. Please revise your disclosure to clarify that such estimate is contingent upon T-SPOT.TB entirely displacing TST as the most widely-used TB test throughout the world.

Response to Comment 3:

The Company respectfully submits that its estimate regarding the annual global market opportunity for its T-SPOT.TB test is not contingent on entirely displacing the TST as the most widely-used TB test throughout the world. As such, the Company respectfully submits that the requested revision to its disclosure would not be accurate.

Securities and Exchange Commission	-3-	October 15, 2013

4. You state that your test has been recognized in TB screening guidelines in 17 countries. Please specify that you are referring to “clinical guidelines,” if that is the case, and define the term the first time you use it in this section.

Response to Comment 4:

In response to the Staff’s comment, the Company has revised the Registration Statement on page 1 and throughout the Registration Statement, where appropriate, to use the term “clinical guidelines for TB screening.”

5. Please expand your disclosure to describe what you mean when you state that you have “established a unique Current Procedural Terminology, or CPT, code” and explain why the CPT is unique and important to your business.

Response to Comment 5:

In response to the Staff’s comment, the Company has revised the Registration Statement on page 1.

6. We note that your discussion of reimbursement for the test in the United States and outside the United States in several countries where reimbursement applies, including Japan, Switzerland and Germany. Please provide a brief explanation of [how] you are reimbursed by health insurers and third-party payors and how the level of reimbursement impacts your business. Please also provide cross reference to the sub-section of your prospectus entitled, “Funding and reimbursement.”

Response to Comment 6:

In response to the Staff’s comment, the Company has revised the Registration Statement on page 1.

7. We note that one of the advantages your T-SPOT.TB test has over TST is higher sensitivity and specificity. We also note your definition of the terms “sensitivity” and “specificity” on page 89 of the filings. Please revise your disclosure to provide a brief explanation as to what the terms “sensitivity” and specificity” signify at your first use [of] them on page 2 of the prospectus.

Response to Comment 7:

In response to the Staff’s comment, the Company has revised the Registration Statement on page 2.

8.	Please define the term “in vitro” the first time you use it in the sixth bullet point on page 2.

Securities and Exchange Commission	-4-	October 15, 2013

Response to Comment 8:

In response to the Staff’s comment, the Company has revised the Registration Statement on page 2.

Current TB skin test and its limitations, page 3

9. Please expand your disclosure in the third bullet point in this section to indicate how the quality of the PPD used in the TST test can result in false negative results.

Response to Comment 9:

In response to the Staff’s comment, the Company has revised the Registration Statement on page 3.

Our technology platform, page 5

10.	Please expand your disclosure in this section to explain what you mean by molecular diagnostics/testing.

Response to Comment 10:

In response to the Staff’s comment, the Company has revised the Registration Statement on page 5.

Risk factors

Risks related to our business

Certain of our customers account for a significant portion of our revenue, page 18

11. We note that your single importer of record in Japan appears to account for 12% of your total revenue. Please identify your single importer of record in Japan.

Response to Comment 11:

In response to the Staff’s comment, the Company has revised the Registration Statement on page 18.

We may require substantial additional resources to fund our operations…, page 20

12. Please expand your disclosure in this section to quantify the amount of your cash and cash equivalents and working capital.

Response to Comment 12:

In response to the Staff’s comment, the Company has revised the Registration Statement on page 20.

Securities and Exchange Commission	-5-	October 15, 2013

Risks related to being an English company listing ordinary shares

If we are a passive foreign investment company U.S. investors in our ordinary…, page 43

13. Please revise this risk factor to make clear how you may be at risk for being or becoming a passive foreign investment company (“PFIC”). In this regard, we note your disclosure on page 153 stating that you believe you are not nor anticipate becoming a PFIC.

Response to Comment 13:

In response to the Staff’s comment, the Company has revised the Registration Statement beginning on page 43.

U.S. holders of 10% or more of the voting power of our ordinary shares may…, page 44

14. Please expand your disclosure to describe under what circumstances you may be classified as a controlled foreign corporation.

Response to Comment 14:

In response to the Staff’s comment, the Company has revised the Registration Statement on page 44.

Management’s discussion and analysis of financial condition and results of operations

Research and development expense, page 58

15. Please provide quantitative information regarding the nature of the research and development expenses for each of the periods presented.

Response to Comment 15:

The Company advises the Staff that research and development costs have been below 10% of revenue for 2012 and the first half of 2013. As a result, the Company respectfully submits that a quantitative breakdown of these expenses within the Financial Operations Overview would not provide meaningful information to investors.

Results of operations

Comparison of six months ended June 30, 2012 and 2013

Revenue, page 61

16. As the increase in revenues is a result of several factors, please revise your disclosure to quantify the amount of change due to each factor. This also applies to your discussion pages 63-64. Refer to FRC Section 501.04.

Response to Comment 16:

Securities and Exchange Commission	-6-	October 15, 2013

In response to the Staff’s comment, the Company has revised the Registration Statement on page 61.

Critical accounting policies and significant judgments and estimates

Share-Based Compensation, page 70

17. You estimated the fair value of an ordinary share as $.12 on the grant date of March 25, 2013 and $.24 on April 8, 2013 and $.026 on April 17, 2012 and $.12 on October 14, 2012. Please tell us why it is reasonable for the fair value of an ordinary share to change abruptly and not ratably over a period of time as revenues and cash flows increased.

Response to Comment 17:

The Company advises the Staff that the increase in the fair value of the Company’s ordinary shares during 2012 was primarily supported by the issuance of G preferred ordinary shares on June 15, 2012. Therefore, as of June 15, 2012, the Company’s fair value of an ordinary share increased to $0.12. The $0.12 fair value of an ordinary share was then applied to all option grants made between June 2012 and March 31, 2013, the date of the Company’s next valuation. The increase in the fair value of the Company’s ordinary shares as of March 31, 2013 was primarily due to increased projections in revenues and cash flows as a result of improved sales in Asia, particularly in China, as well as in Japan as the Company received regulatory approval to market and sell products in Japan during the fourth quarter of 2012. As a result of this acceleration in revenue growth during the first quarter of 2013, the Company revised its forecasted revenues and cash flows, which in turn suggested the need for an updated valuation. The disclosure beginning on page 79 of the Registration Statement has been revised to clarify the reason for the increase in the valuation of the Company’s ordinary shares as of March 31, 2013.

18. Expand the disclosure to explain why stock compensation expenses is 37% lower in 2012 than in 2011 when the number of options granted in 2012 was considerably greater than in 2011. Provide a similar explanation for stock compensation expense in the first six months of 2013 as compared to the first six months of 2012.

Response to Comment 18:

In response to the Staff’s comment, the Company has revised the Registration Statement on page 71 to include further explanation for the decrease in stock compensation expense from 2011 to 2012 as well as for the decrease in stock compensation expense for the first six months of 2012 as compared to the first six months of 2013.

19. We have reviewed your stock-based compensation disclosures and have the following comments:

•	With respect to the March 31, 2013 valuation, please clarify how the two valuation method outcomes were weighted. Additionally, please disclose the assumptions used in the Monte Carlo analysis.

Securities and Exchange Commission	-7-	October 15, 2013

Response to Comment 19 (part 1):

The Company advises the Staff that the two valuation method outcomes used in the March 31, 2013 valuation were equally weighted. The average returns as well as volatility of the Company’s guideline publicly traded entities were used to derive the assumptions applied in the Monte Carlo analysis. Such assumptions were calculated from the financing date to the measurement date, resulting in an average return of 2.96% and a volatility of 7.23%. The disclosure beginning on page 79 of the Registration Statement has been revised to add clarification regarding the weighting of the valuation methods and to reflect the assumptions used in the Monte Carlo analysis.

•

Please update the stock option table on page 76 through the date of effectiveness of your registration statement. Also, please disclose in the filing any new equity issuances such as preferred stock, warrants, etc. through the date of effectiveness.

Response to Comment 19 (part 2):

In response to the Staff’s comment, the Company has revised the Registration Statement on page 77. The Company acknowledges the Staff’s request and will continue to update this disclosure with any new equity-related transactions through the date of effectiveness.

•

Please note we may have additional comments on your accounting for stock compensation and related disclosure once you have disclosed an estimated offering price. Please provide quantitative and qualitative disclosures explaining the difference between the estimated offering price and the fair value of the most recent issuance.

Response to Comment 19 (part 3):

The Company acknowledges the Staff’s comment and undertakes to provide quantitative and qualitative disclosures explaining the difference between the estimated offering price and the fair value of the most recent issuance in a subsequent filing.

Business

General

20. We note that you have included as exhibits various purchase, supply and manufacturing agreements with each of MicroCoat Biotechnologie GmbH, Mabtech AB, EMD Millipore Corporation, StemCell Technologies and Life Technologies Corporation. We also note your risk factor on page 18 entitled, “We depend upon a limited number of suppliers, and certain components of our product may only be available from a sole source or limited number of suppliers.” In an appropriately titled and positioned subsection under your “Business” section, please describe your relationship with each of the above companies along with the material terms of each of the agreements, including, but not limited to any payment provisions, the parties’ rights and obligations under the agreements, duration and termination provisions.

Response to Comment 20:

Securities and Exchange Commission	-8-	October 15, 2013

In response to the Staff’s comment, the Company has revised the Registration Statement beginning on page 104.

21. We note that you filed your distribution and amended distribution agreements with Shanghai Fosun Long March Medical Science Co. Ltd (“Fosun”) as an exhibit to the registration statement. We also [note] your risk factor disclosure indicating that sales to Fosun accounted for 18% and sales through your importer to end-users in Japan accounted for 12% of your revenue for the six months ended June 30, 2013. In an appropriately titled sub-section of your “Business” section, please describe the material terms of your contractual arrangements with Fosun and the importer to Japan including any payment provisions, the parties’ rights and obligations under the agreements, duration and termination provisions. Also, please identify the importer and file any agreement with this party as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

Response to Comment 21:

In response to the Staff’s comment, the Company has revised the Registration Statement on page 106 and filed its agreement with the Japanese importer and an amendment to such agreement as Exhibits10.25 and 10.26, respectively.

Our Solution, page 86

22. We note the first bullet point in this section which states, “In head to head studies, our T-SPOT.TB test is frequently found to have higher sensitivity than the TST.” We also note the sensitivity of your test in several countries on page 89 of the prospectus. Please expand your disclosure in the first bullet point of this section in order to quantify the sensitivity of your test compared to the sensitivity of the TST.

Response to Comment 22:

In response to the Staff’s comment, the Company has revised the Registration Statement on page 87.

Funding and reimbursement

United States, page 91

23. Please clarify to which third party you are referring when you state, “For other segments of the U.S. market (notably, for example, the physicians’ office segment) third party reimbursement is often available to cover the cost of our T-SPOT.TB test.”

Response to Comment 23:

In response to the Staff’s comment, the Company has revised the Registration Statement on page 92.

Securities and Exchange Commission	-9-	October 15, 2013

24. Based on your disclosure in this section it appears that different CPT codes have different reimbursement amounts. If so, please revise your disclosure to clarify the significance of being linked to different CPT Codes, specifically CPT code 86480 versus 86481.

Response to Comment 24:

In response to the Staff’s comment, the Company has revised the Registration Statement on page 92.

Outside the United States

Japan, page 92

25. Please describe the “central funding and reimbursement mechanisms” that cover IGRA testing in other market segments, such as public health.

Response to Comment 25:

In response to the Staff’s comment, the Company has revised the Registration Statement on page 93.

Our license agreements

Isis Innovation Limited (Isis), page 100

26. Please expand your disclosure regarding your license agreement with Isis to provide the material terms of the agreement, including the aggregate amount paid to date under the agreement, the duration of the agreement and termination provisions.

Response to Comment 26:

In response to the Staff’s comment, the Company has revised the Registration Statement beginning on page 101. With respect to the aggregate amount paid to date under the agreement, the Company respectfully submits that it does not believe this information would be meaningful to investors. The Company refers the Staff to its disclosures regarding the rate of royalty payments under each of its material license agreements as well as its disclosures relating to aggregate royalty expense and other license-related expenses, including patent prosecution expenses and milestones, in addition to aggregate royalty rate. The Company respectfully submits that this information is more current and more meaningful to investors than historical aggregate payment data.

Statens Serum Institut

27. We note that under the license agreement with SSI you pay a royalty rate in the “low double digits.” Please revise your disclosure to provide a range of royalty rates within a ten percent range. Also, please expand your disclosure to provide the material terms of the agreement, including the aggregate amount paid to date under the agreement, the duration of the agreement and termination provisions.

Securities and Exchange Commission	-10-	October 15, 2013

Response to Comment 27:

In response to the Staff’s comment, the Company has revised the Registration Statement on page 102. With respect to the aggregate amount paid to date under the agreement, the Company respectfully submits that it does not believe this information would be meaningful to investors for the reasons set forth in the response to comment 26.

28. We note that the license agreement requires that you continue to make royalty payments at a reduced rate for a number of years after the expiration date of licensed patents. Please disclose the number of years and the reduced royalty rate within a ten percent range.

Response to Comment 28:

In response to the Staff’s comment, the Company has revised the Registration Statement on page 102.

Rutgers, the State University of New Jersey (Rutgers), page 101

29. Please expand your disclosure regarding [your] license agreement with Rutgers to provide the material terms of the agreement, including the aggregate amount paid to date under the agreement, the duration of the agreement and termination provisions.

Response to Comment 29:

In response to the Staff’s comment, the Company has revised the Registration Statement on page 103. With respect to the aggregate amount paid to date under the agreement, the Company respectfully submits that it does not believe this information would be meaningful to investors for the reasons set forth in the response to comment 26.

Competitive tests and our advantages, page 102

30. We note your statements with regard to the advantages [of] T-SPOT.TB in comparison to QFN. Please revise your disclosure to discuss whether the results of QFN testing have been shown to be impacted by immune-suppression and indicate how QFN’s clinical sensitivity compares to T-SPOT.TB.

Response to Comment 30:

In response to the Staff’s comment, the Company has revised the Registration Statement on page 107.

Executive Compensation

Director Service Agreements, page 124

31. Please file your director service agreements with Mr. Sandberg and Mr. Spotts as exhibits to the registration statement as required by Item 601(b)(10)(iii)(A).

Securities and Exchange Commission	-11-	October 15, 2013

Response to Comment 31:

As now disclosed on page 127, prior to the offering, the Company intends to terminate its agreements with Messrs. Sandberg and Spotts and to consider the adoption of a director compensation program to establish cash and equity compensation for non-employee directors who are not affiliated with significant stockholders and the execution of appointment letters with its non-employee directors. As a result, the Company respectfully submits that it does not believe that filing the director service agreements would be appropriate at this time.

Shares eligible for future sale

Lock-up agreements, page 149

32. Please confirm that the form of lock-up agreement will be filed as part of the underwriting agreement. If not, please file the form of lock-up agreement as an exhibit.

Response to Comment 32:

The Company acknowledges the Staff’s comment and confirms that the form of lock-up agreement will be filed as part of the underwriting agreement.

Material tax considerations

33. In the section entitled “Certain U.S. federal income tax considerations” on page 151 and the section entitled “Certain U.K. tax considerations” on page 156, we note your statements that the sections provide “a description of certain U.S. federal income tax considerations” and “a general summary of certain U.K. tax considerations.” Please revise your disclosure in both of these sections to discuss all material tax considerations and consequences rather than “certain” tax considerations.

Response to Comment 33:

In response to the Staff’s comment, the Company has revised the Registration Statement beginning on page 155.

The Proposed Financial Transactions Tax, page 159

34. Please replace the vague term “certain” with substantive disclosure and make clear the extent that the proposed directive would apply to [these] transactions or holders of shares from this offering if the proposals were adopted in their current form.

Response to Comment 34:

In response to the Staff’s comment, the Company has revised the Registration Statement on page 163.

Enforcement of judgments, page 166

Securities and Exchange Commission	-12-	October 15, 2013

35. Please expand your disclosure to specify by whom you were “advised” that there is some doubt as to the enforceability in the United Kingdom, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities based solely on the federal securities laws of the United States. Also, please file a consent from the party providing the advice as an exhibit.

Response to Comment 35:

In response to the Staff’s comment, the Company has revised the Registration Statement on page 170. Because the Company has revised to remove the reference to third-party advice, the Company respectfully submits that it is not necessary to file the consent of a third party with respect to this disclosure.

Index to financial statements

Audited consolidated financial statements

36. Provide audited financial statements of the registrant Oxford Immunotec Global PLC as specified by Article 3 of Regulation S-X.

Response to Comment 36:

In response to the Staff’s comment, the Company has revised the Registration Statement to include audited financial statements for Oxford Immunotec Global PLC consisting of an inception date balance sheet and related notes beginning on page F-46.

9. Borrowings, page F-18

37. Please disclose the conversion rate for the 2012 Notes. Additionally, please disclose how you determined the fair value of the warrant.

Response to Comment 37:

In response to the Staff’s comment, the Company has revised the Registration Statement on page F-20.

10. Share capital

Preferred ordinary shares

Anti-dilution rights, page F-21

38. You indicate that the preferred shares are subject to certain antidilution rights, such as upon issuance of securities at an amount less than the issue price of the preferred shares. Please clarify for us and in your disclosure the nature [of] all the antidilution adjustments associated wit your preferred shares, and the accounting impact, if any such adjustments have or will have on your shares. Additionally, please revise your disclosure to clarify why you are classifying these shares in permanent equity.

Securities and Exchange Commission	-13-	October 15, 2013

Response to Comment 38:

The Company advises the Staff that the anti-dilution rights of the preferred shares described in footnote 10, “Share Capital,” provide for the issuance of additional shares in the event that securities are issued at an amount less than the original issue price of the preferred shares. In June 2012, the anti-dilution rights resulted in the issuance of 5,483,005 ordinary shares to the holders of the E preferred ordinary shares.

The Company believes that the anti-dilution rights do not require the shares to be classified as a liability, pursuant to ASC 480, nor do the anti-dilution rights require temporary equity (“mezzanine”) classification pursuant to Rule 5-02.28 of Regulation S-X, promulgated by ASR No. 268 and codified in ASC 480-10-S99. As disclosed on page F-22, the Company classifies its convertible preferred ordinary shares as permanent equity, as they do not contain redemption rights or other terms that would require classification outside of permanent equity. The disclosure beginning on page F-23 of the Registration Statement has been revised in response to the Staff’s comment.

11. Share option and equity incentive plans, page F-22

39. We note that the expected volatility remained at roughly 40% for each of the periods presented. Please tell us why the amount did not change for any period and provide us with your calculation. In addition, you indicate that the peer group was selected based on industry similarities. Please also tell us whether the volatility was consistently calculated for each period (i.e. daily, monthly, weekly, etc.) and what consideration was given to the other factors such as stage of life cycle, size and financial leverage.

Response to Comment 39:

The Company advises the Staff that it has calculated volatility consistently on a daily basis for all reporting periods. The Company notes that the volatility of its peers ranged from 32% to 50% over the 6.25 year expected term of the options for grants made during 2011 and from 32% to 47% over the 6.25 year expected term of the options for grants made during 2012. The average of such volatility percentages ranged from 39.82% to 40.87% for grants made during 2011 and 39.21% to 39.75% for grants made during 2012. As such, the weighted average expected volatility for the 2011 and 2012 reporting periods presented were 40.01% and 39.58%, respectively. The Company selected the members of the peer group by analyzing a population of possible public guideline companies and, in addition to selecting peers based on industry similarities, selected those that we considered to be most comparable in terms of business model, strategic focus on the business, and the degree to which the firms were serving our same customer base.

14. Income Taxes, page F-27

40. Please revise your disclosure to provide the components of income (loss) before income tax expense (benefit) as either domestic or foreign. Refer to Rule 4-08(h)(1) of Regulation S-X.

Securities and Exchange Commission	-14-	October 15, 2013

Response to Comment 40:

In response to the Staff’s comment, the Company has revised the Registration Statement beginning on page F-28.

18. Geographic revenue distribution, page F-32

41. Provide revenues attributed to the United Kingdom as prescribed by ASC 280-10-50-41. Also provide the required disclosures related to long-lived assets.

Response to Comment 41:

In response to the Staff’s comment, the Company has revised the Registration Statement on page F-33.

Interim condensed consolidated financial statements

2. Borrowings, page F-41

42. We note that you have provided disclosure on page F-34 on the fair value of the warrants. As these financial statements are presented separately, please disclose the assumptions used to determine the fair value of the warrant issued in conjunction with this transaction.

Response to Comment 42:

In response to the Staff’s comment, the Company has revised the Registration Statement on page F-42.

*    *    *

Securities and Exchange Commission	-15-	October 15, 2013

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions about this letter or require any further information, please call the undersigned at (617) 951-7601 or Thomas J. Fraser of our offices at (617) 951-7063.

Very truly yours,

/s/ Michael D. Beauvais

Michael D. Beauvais

cc:	Peter Wrighton-Smith, Ph.D. (Oxford Immunotec Global PLC)
Patricia Randall (Oxford Immunotec Global PLC)
Deanna L. Kirkpatrick (Davis Polk & Wardwell LLP)